Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-173292

April 20, 2011

21VIANET GROUP, INC.

21Vianet Group, Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at +1-866-718-1649, Barclays Capital, Inc. toll-free at +1 (888) 603-5847, or J.P. Morgan Securities LLC at +1 (866) 803-9204 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent preliminary prospectus dated April 20, 2011, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 20, 2011, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1508475/000119312511103118/df1a.htm.

On April 6, 2011, the Company filed Amendment No. 1 to its registration statement on Form F-1, including a preliminary prospectus, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus dated April 6, 2011. References to “we,” “us,” “our company,” “our” and “21Vianet” are used in the same manner as in the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 3.

I. Increase in the estimated initial public offering price range and the offering size

The estimated initial public offering price range, as stated in the Preliminary Prospectus, was between $10.00 and $12.00 per ADS. The estimated initial public offering price range has now been changed to between $12.00 and $13.00 per ADS. The offering size, which was 11,500,000 ADSs representing 69,000,000 Class A Ordinary Shares as stated in the Preliminary Prospectus, has now been changed to 12,500,000 ADSs representing 75,000,000 Class A Ordinary Shares.

In light of the above changes, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 3 to the Company’s registration statement on Form F-1 filed with the SEC on April 20, 2011. Set forth below are the revisions (1) the prospectus front cover page, (2) the “Prospectus Summary—the Offering” section, (3) the summary of our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 under “Prospectus Summary—Summary Consolidated Financial Data and Operating Data” section on pages 10 and 11, (4) a risk factor titled “Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution” in the “Risk Factors” section on pages 36, (5) the “Use of Proceeds” section, (6) the “Capitalization” section, (7) the “Dilution” section, and (8) the “Expenses Related to This Offering” section.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 20, 2011

12,500,000 American Depositary Shares

21Vianet Group, Inc.

Representing 75,000,000 Class A Ordinary Shares

21Vianet Group, Inc. is offering 12,500,000 American depositary shares, or ADSs, each representing six Class A ordinary shares, par value US$0.00001 per share. This is our initial public offering and no public market currently exists for our ADSs or shares. We anticipate that the initial public offering price of the ADS will be between US$12.00 and US$13.00 per ADS.

We have been approved to list our ADSs on the NASDAQ Global Market under the symbol “VNET.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters the right to purchase up to an additional 1,875,000 ADSs to cover over-allotments.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible at any time into one Class A ordinary share. Immediately after the completion of this offering, our existing shareholders and management will hold 244,515,330 Class B ordinary shares, which represents 97.0% of our aggregate voting power, assuming the underwriters do not exercise the over-allotment option.

The Securities and Exchange Commissions and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                        , 2011.

MORGAN STANLEY	BARCLAYS CAPITAL	J.P. MORGAN

PIPER JAFFRAY	WILLIAM BLAIR & COMPANY	PACIFIC CREST SECURITIES

                    , 2011

THE OFFERING

Offering price	We estimate that the initial public offering price will be between US$12.00 and US$13.00 per ADS.

ADSs offered by us	12,500,000 ADSs.

ADSs outstanding immediately

after this offering	12,500,000 ADSs (or 14,375,000 ADSs if the over-allotment option is exercised in full).

Ordinary shares outstanding immediately

after this offering	319,515,330 shares (or 330,765,330 shares if the over-allotment option is exercised in full), par value US$0.00001 per share, comprised of (i) 75,000,000 Class A ordinary shares (or 86,250,000 Class A ordinary shares in total if the over-allotment option is exercised in full) and (ii) 244,515,330 Class B ordinary shares.

Ordinary Shares	Immediately prior to the completion of this offering, our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically converted into an equal number of Class A ordinary shares.

Over-allotment option	We have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,875,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions.

The ADSs	Each ADS represents six Class A ordinary shares, par value US$0.00001 per share.

The depositary will be the holder of the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs from time to time.

Although we do not expect to pay dividends in the foreseeable future, if we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses and subject to the terms and conditions set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for the Class A ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	Our net proceeds from this offering are expected to be approximately US$141.2 million, or approximately US$162.9 million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, assuming an initial public offering price of US$12.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We anticipate using the proceeds as follows:

•	approximately US$70.0 million to expand our data center infrastructure;

•	approximately US$30.0 million to expand our network infrastructure; and

•	the remaining amount to fund working capital and for other general corporate purposes, including research and development, and strategic investments in, and acquisitions of, complementary businesses.

Listing	We have been approved to have the ADSs listed on the NASDAQ Global Market.

Proposed NASDAQ Global Market symbol	VNET

Depositary	Citibank, N.A.

Lock-up	We, our directors, executive officers, existing shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares for 180 days after the date of this prospectus. In addition, we have instructed Citibank N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 625,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes no exercise of the underwriters’ over-allotment option to purchase additional ADSs;

•	assumes the conversion of all outstanding preferred shares into 148,162,920 Class B ordinary shares immediately prior to the completion of this offering;

•

excludes 25,639,510 Class A ordinary shares issuable upon the exercise of outstanding options as of the date of this prospectus under our 2010 share incentive plan, as amended, at a weighted average exercise price of approximately US$0.15 per ordinary share;

•	excludes 10,946,120 Class A ordinary shares reserved for future issuance under our 2010 share incentive plan; and

•	gives effect to a 10-for-1 share split that became effective on March 31, 2011.

Risks Related to Our ADSs and This Offering

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$9.32 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between the assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus and our pro forma net tangible book value per ADS as of December 31, 2010. See “Dilution.” In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$141.2 million, or approximately US$162.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$11.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We currently plan to use the net proceeds of this offering as follows:

•	approximately US$70.0 million to expand our data center infrastructure;

•	approximately US$30.0 million to expand our network infrastructure; and

•

the remaining amount to fund working capital and for other general corporate purposes, including strategic investment in, and acquisitions of, complementary businesses (although we are not negotiating any such investment or acquisition).

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our PRC affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

To the extent that a certain portion or all of the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011 for net proceeds of US$35.0 million and (ii) the automatic conversion of all of our outstanding ordinary shares and preferred shares, including the newly issued Series C1 preferred shares included in (i), into 244,515,330 Class B ordinary shares immediately prior to completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments above, and (ii) the sale of 75,000,000 Class A ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$12.50 per ADS, the midpoint of the estimated range of our initial public offering price, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us and assuming the underwriters’ over-allotment option to purchase additional ADSs is not exercised.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Short-term bank borrowings	35,000	5,303	35,000	5,303	35,000	5,303
Mezzanine equity
Series A1 contingently redeemable convertible preferred shares (US$0.00001 par value; 30,411,130 shares authorized , issued and outstanding)	260,280	39,437	—	—	—	—
Series A2 contingently redeemable convertible preferred shares (US$0.00001 par value; 5,944,580 shares authorized , issued and outstanding)	51,990	7,877	—	—	—	—
Series A3 contingently redeemable convertible preferred shares (US$0.00001 par value; 5,052,630 shares authorized , issued and outstanding)	43,410	6,577	—	—	—	—
Series B1 contingently redeemable convertible preferred shares (US$0.00001 par value; 10,947,360 shares authorized , issued and outstanding)	97,874	14,829	—	—	—	—
Series B2 contingently redeemable convertible preferred shares (US$0.00001 par value; 58,610,470 shares authorized , issued and outstanding)	537,556	81,448	—	—	—	—
Series C1 contingently redeemable convertible preferred shares (US$0.00001 par value; 37,196,750 shares authorized , issued and outstanding	—	—	—	—	—	—

Total mezzanine equity	991,110	150,168	—	—	—	—
Equity
Ordinary shares (US$0.00001 par value, 621,837,070 shares authorized, 96,352,410 shares issued and outstanding)	7	1	—	—	—	—
Class A ordinary shares (par value of US$0.00001 per share; 470,000,000 shares authorized; 75,000,000 shares issued and outstanding on a pro forma as adjusted basis)	—	—	—	—	5	1
Class B ordinary shares (par value of US$0.00001 per share; 300,000,000 shares authorized; 244,515,330 shares issued and outstanding on a pro forma and a pro forma as adjusted basis)	—	—	16	2	16	2
Additional paid-in capital	512,225	77,610	1,811,638	274,491	2,743,241	415,643
Statutory reserves	14,143	2,143	14,143	2,143	14,143	2,143
Accumulated other comprehensive income	1,474	224	1,474	224	1,474	224
Accumulated deficit	(1,357,747)	(205,719)	(1,435,059)	(217,433)	(1,435,059)	(217,433)
Non-controlling interest	120,371	18,238	120,371	18,238	120,371	18,238

Total shareholders’ (deficit) equity	(709,527)	(107,503)	512,583	77,665	1,444,191	218,818

Total capitalization(1)	316,583	47,968	547,583	82,968	1,479,191	224,121

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$11.6 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately US$(7.1) million, or US$(0.07) per ordinary share or US$(0.42) per ADS as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, excluding goodwill, acquired intangible assets and deferred IPO costs, less total consolidated liabilities.

Our pro forma net tangible book value as of December 31, 2010 was approximately US$27.9 million, or US$0.11 per ordinary share and US$0.66 per ADS. Pro forma net tangible book value represents the total of our total consolidated tangible assets, excluding goodwill, acquired intangible assets and deferred IPO costs, less total consolidated liabilities after giving effect to (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011, and (ii) the conversion of all our outstanding ordinary shares and preferred shares, including the newly issued Series C1 preferred shares, into Class B ordinary shares. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share, after giving effect to (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011, (ii) the conversion of all outstanding ordinary shares and preferred shares, including the newly issued Series C1 preferred shares, into Class B ordinary shares immediately prior to the completion of this offering and (iii) the proceeds that we will receive from this offering, based on the assumed initial public offering price per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2010, other than to give effect to (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011, (ii) the conversion of all outstanding ordinary shares and preferred shares, including the newly issued Series C1 preferred shares, into Class B ordinary shares immediately prior to the completion of this offering and (iii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$12.50 per ADS, which is the midpoint of the estimated public offering price range set forth on the front cover of this prospectus, after the deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been US$169.8 million, or US$0.53 per ordinary share and US$3.18 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.42 per ordinary share and US$2.52 per ADS to the existing shareholders and an immediate dilution in pro forma net tangible book value of US$1.55 per ordinary share and US$9.32 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$2.08	US$12.50
Net tangible book value per share as of December 31, 2010	US$(0.07)	US$(0.42)

Pro forma net tangible book value per share after giving effect to (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011; and (ii) the conversion of all our outstanding preferred shares (including the newly issued Series C1 preferred shares) into Class B ordinary shares

	US$0.11	US$0.66

Pro forma as adjusted net tangible book value per share after giving effect to (i) the issuance of a total of 37,196,750 Series C1 preferred shares on January 14, 2011 and February 17, 2011; (ii) the conversion of all our outstanding preferred shares (including the newly issued Series C1 preferred shares) into Class B ordinary shares and (iii) our sales of ADSs in this offering

	US$0.53	US$3.18
Amount of dilution in pro forma as adjusted net tangible book value to new investors in this offering	US$1.55	US$9.32

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2010, the differences between existing shareholders, including holders of our preferred shares (including the newly issued Series C1 preferred shares) that will be automatically converted into Class B ordinary shares immediately prior to the completion of this offering, and the new investors who purchased Class A ordinary shares (in the form of ADSs) from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	%	Amount	%
Existing shareholders(1)	244,515,330	76.5%	US$98,070,000	38.6%	US$0.40	US$2.41
New investors	75,000,000	23.5%	US$156,250,000	61.4%	US$2.08	US$12.50

Total	319,515,330	100.0%	US$254,320,000	100.0%

(1)	Assumes automatic conversion of all of our preferred shares, including the newly issued Series C1 preferred shares, into Class B ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed public offering price of US$12.50 per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$11.6 million, our pro forma as adjusted net tangible book value per ordinary share and per ADS by US$0.04 per ordinary share and US$0.24 per ADS, and the dilution in our pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.13 per ordinary share and US$0.76 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us in connection with this offering. The following table summarizes, on a pro forma basis as of December 31, 2010, the differences between existing shareholders and the new investors in this offering with respect to the number of ordinary shares (in the form of ADSs or shares convertible into ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were 25,639,510 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.15 per share, and there were 10,946,120 ordinary shares available for future issuance upon the exercise of future grants under our amended 2010 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the Securities and Exchange Commission registration fee, the NASDAQ market entry and listing fee and the Financial Industry Regulatory Authority, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	21,697
NASDAQ Market Entry and Listing Fee		125,000
Financial Industry Regulatory Authority, Inc. Fee		19,188
Printing Expenses		300,000
Legal Fees and Expenses		2,300,000
Accounting Fees and Expenses		1,100,000
Miscellaneous		294,000

Total	US$	4,159,885

II. Amendments Related to Share Issuances to Sunrise

In addition to the changes related to the increase in the estimated initial public offering price range and the offering size, the company has revised the following risk factor on pages 23 and 24 to disclose that although the Company has recorded RMB206.1 million (US$31.2 million) of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., a company solely owned by the Company’s chairman and chief executive officer, it may record share-based compensation expense for a portion or all of these 24,826,090 shares again at significantly different values if the Company’s chairman and chief executive officer at a future date, transfers a portion or all of these shares to existing and former employees of the Company:

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of the date of this prospectus, options to purchase a total of 25,639,510 ordinary shares of our company are outstanding under our 2010 share incentive plan. See “Management—Share Incentive Plan.” For the year ended December 31, 2010, we recorded RMB277.9 million (US$42.1 million) in share-based compensation expenses, including RMB71.8 million (US$10.9 million) in connection with options granted under our 2010 share incentive plan and RMB206.1 million (US$31.2 million) based on the fair value of our ordinary share of US$1.234 at the grant date in connection with fully-vested ordinary shares issued at par value to Sunrise Corporation Holding Ltd., or Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of Mr. Chen’s past services to our company. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, although we have recorded RMB206.1 million (US$31.2 million) of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise, a company solely owned by our chairman and chief executive officer, we may record share-based compensation expense for a portion or all of these 24,826,090 shares again at significantly different values if our chairman and chief executive officer at a future date, transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our chairman and chief executive officer for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of ordinary shares.

III. Amendments Related to Network Services Capacity

The unit of “gigabytes per second” used to describe the Company’s network services capacity has been revised to reflect the correct unit of “gigabits per second” on pages 13, 97 and 103.